www.lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

Phone 317 276 2000

VIA EDGAR
December 8, 2009
Ms. Dana Hartz
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Reference:	Eli Lilly and Company Form 10-K for the Fiscal year Ended December 31, 2008 File No. 001-06351
Dear Ms. Hartz:
Eli Lilly and Company (Lilly) submits this response to our conversation on October 14, 2009 regarding our Form 10-K for the year ended December 31, 2008. The comments you provided to us in that discussion were as follows:
We note your response to our prior comment 2. Given the materiality of the value of the in-process research and development acquired from ImClone, we continue to believe your disclosure should be expanded to provide enhanced disclosure of the material projects acquired. Please provide the following:
a)	Fair values for the three products that make up 81 percent of the remaining value.

b)	The nature, timing, and estimated cost of the efforts necessary to complete the projects and the estimated completion date. If you believe the amount of additional research and development costs to completion for these products will be immaterial to the total research and development expense, please state this fact.

c)	Confirm that you will disclose the status of efforts to complete the projects and the impact of any delays on expected investment returns, results of operations, and financial condition.

Response to request to disclose the fair values for the three products that make up 81 percent of the remaining value:
Our decision to disclose the value of the three products in the aggregate rather than disclosing the specific fair values for each of the compounds was deliberate because of our concern that we could suffer an economic cost and competitive harm if we disclosed the value of each compound. Phase II and III are the final and most expensive phases of drug development; it is not unusual for companies to enter into arrangements to share the risks and rewards of development of these compounds. In fact, at the time of the filing of the Form 10-K, we were in the early stages of discussions concerning the partnering of one of these compounds and these discussions are on-going. We were and continue to be concerned that the disclosure of the fair values of the specific projects could make it extremely difficult to negotiate a deal that is in the best interests of our shareholders and could cause competitive harm to us.
Given the on-going negotiations and potential for partnering the other compounds acquired, we sought a reasonable balance in disclosing the fair value of the three projects in the aggregate. It was our conclusion that the potential cost to the company and its shareholders, as well as the competitive harm that could be caused by the disclosure outweighed the incremental benefit of disclosing the specific fair values of each of these projects individually. We would be willing to name the three products in future filings if you believe that this would improve our disclosure and we could also disclose the actual aggregate fair value of the three compounds rather than describing it as 81 percent of the remaining value of the IPR&D.
Response to request to disclose the nature, timing, and estimated cost of the efforts necessary to complete the projects and the estimated completion date:
It has been our practice in the past to not provide specific estimates of timelines for approval and launch of our individual projects in development. There are several reasons for this. First, we do not believe this type of disclosure is required by existing GAAP. Second, we do not want to make our product approval and launch timelines public for competitive reasons. In addition, there is significant risk and uncertainty in drug development and regulatory review. This makes it very difficult to estimate timelines with any degree of accuracy, even within a 12 - 18 month window due to the possibility of scientific and regulatory delays (many of which may be out of our control), and raises concerns that attempts to provide estimates of timing could even be misleading by implying a greater degree of certainty than actually exists.
What we have disclosed historically is a summary of drug candidates in development by the stage of clinical trials (e.g., Phase I, II, or III). These disclosures normally have been made in the annual report, in Investor Relations presentations, and on our corporate website. We have an extensive pipeline of new drug candidates, including a current portfolio of approximately 60 potential new drugs in human testing. Given our historical practice and the fact that the three projects at issue represent only a small portion of our overall pipeline, we do not believe it is appropriate to single out these acquired projects for disclosure of anticipated timing beyond what is required by GAAP and SEC disclosure rules for the portfolio as a whole.

You also requested additional disclosure regarding the nature and estimated cost of the efforts necessary to complete the projects. We believe the disclosure that the projects are Phase II or Phase III oncology clinical trials makes clear the nature of the efforts necessary to complete the projects (completion of oncology clinical trials). We previously disclosed in the introduction to our acquisition footnote that the ongoing activities for each of the acquired products in development are not material to our research and development expenses. As you requested, we will clarify in future filings that the cost to completion for each of the acquired products in development is expected to be immaterial to the total research and development expense on an annual basis. For your information, we expect the cost of each of the acquired products in development to be less than five percent of our R&D expense on an annual basis.
Response to request to confirm that we will disclose the status of efforts to complete the projects and the impact of any delays on expected investment returns, results of operations, and financial condition:
Our historical practice has been to provide in MD&A updates on late-stage projects at significant milestones: beginning of Phase III, suspension or termination of the project, filing for regulatory approval, and any response to our filings from the regulatory agency. We confirm that we will continue to provide these updates in MD&A.
With regard to the impact of delays on expected investment returns, we do not track return on investment for specific drug candidates in development as we do not manage our business in this manner. We operate in an industry where the risk of projects in development failing is very high. One way in which we manage this risk is by investing in a diversified portfolio of projects. We know that most of our projects are likely to fail, but we believe our successes will generate sufficient cash flows to provide an acceptable return on the investment in the portfolio as a whole. We don’t view the investment in IPR&D in the ImClone transaction of $4.7 billion as different from the $3 billion - $4 billion we spend annually on R&D, and we believe that our current disclosures for R&D expenses comply with all GAAP and SEC disclosure rules. While it is not a measure of return on investment in R&D, we currently provide return on shareholders’ equity and return on assets information in selected financial data and believe this is sufficient.
With regard to the impact of delays on results of operations and financial condition, it is unlikely that delays or failure in any one of these individual projects would have a material impact on our results of operations or financial condition in the near term because of the long-term nature of these projects; however, we would make appropriate disclosure if the impact were to be material. We believe our practice of disclosing significant milestones in the development of late-stage projects provides investors with the information they need to make reasonable estimates of when a project might be approved and launched. This is the information they need to anticipate when the project might begin to generate positive cash flows. On the expense side, we manage our R&D spend in total. A delay in one project will not by itself necessarily cause us to change our total R&D spend. Our practice has been to give guidance on the range of our anticipated total R&D expense for a year along with other earnings estimates beginning with a press release issued in December of the prior year (e.g., guidance on 2009 R&D expense was provided in a press release issued in December 2008). These press releases are furnished in a Form 8-K. We believe our current disclosure practices are sufficient.

If you have any questions about these responses or require additional information, please contact me at (317) 276-2024.
Sincerely,
/s/Arnold C. Hanish
Arnold C. Hanish
Vice President, Finance,
   and Chief Accounting Officer
Eli Lilly and Company

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